FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

As listed below, attached as Exhibit 101 to this Report on Form 6-K is certain information contained in this Report on Form 6-K of Teva Pharmaceutical Industries Limited relating to the quarter ended March 31, 2009, formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities and Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibit No.	Description
EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2009	2008
Net sales	$3,147	$2,572
Cost of sales	1,576	1,200

Gross profit	1,571	1,372
Research and development expenses	219	179
Selling and marketing expenses	604	352
General and administrative expenses	196	162
Acquisition of research and development in process	—	382
Restructuring and impairment expenses	14	—

Operating income	538	297
Financial expenses – net*	63	66

Income before income taxes	475	231
Provision for income taxes*	25	92

	450	139
Share in profits of associated companies – net	1	1

Net income	451	140

Attributable to non-controlling interest	**	1

Net income attributable to Teva	$451	$139

Earnings per share:
Basic	$0.53	$0.18

Diluted	$0.51	$0.18

Weighted average number of shares (in millions):
Basic	857	776

Diluted	894	817

*	After giving retroactive effect to the adoption of Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, as further described in note 3.
**	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2009	December 31, 2008
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$2,350	$1,854
Short-term investments	50	53
Accounts receivable	4,134	4,653
Inventories	3,211	3,396
Prepaid expenses and other current assets	1,395	1,470

Total current assets	11,140	11,426
Long-term investments and receivables	406	425
Property, plant and equipment, net	3,493	3,699
Identifiable intangible assets, net	4,364	4,581
Goodwill	12,309	12,297
Other assets, deferred taxes and deferred charges	531	492	*

Total assets	$32,243	$32,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$3,356	$2,906
Sales reserves and allowances	2,562	2,708
Accounts payable	2,060	2,244
Other current liabilities	592	623

Total current liabilities	8,570	8,481
Long-term liabilities:
Deferred income taxes	1,662	1,723
Other taxes and long term payables	639	621
Employee related obligations	172	182
Senior notes and loans	3,855	3,654
Convertible senior debentures	1,208	1,821	*

Total long-term liabilities	7,536	8,001

Total liabilities	16,106	16,482

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; March 31, 2009 and December 31, 2008: authorized – 1,500 million shares; issued and outstanding 891 million shares and 889 million shares, respectively	48	48
Additional paid-in capital	11,728	11,673	*
Retained earnings	5,515	5,191	*
Accumulated other comprehensive income (loss)	(288)	390
Treasury shares – March 31, 2009 and December 31, 2008 – 38 million ordinary shares	(924)	(924)

Teva shareholders’ equity	16,079	16,378

Non-controlling interest	58	60

Total shareholders’ equity	16,137	16,438

Total liabilities and shareholders’ equity	$32,243	$32,920

*	After giving retroactive effect to the adoption of Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, as further described in note 3.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended March 31,
	2009	2008
Operating activities:
Net income attributable to Teva	$451	$139 *
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	103	77
Amortization of purchased intangible assets	54	48
Deferred income taxes – net	(79)	(40)*
Impairment of assets		52
Acquisition of research and development in process		382
Stock-based compensation	9	12
Net change in certain assets and liabilities	186	42
Other items – net	9	34 *

Net cash provided by operating activities	733	746

Investing activities:
Purchase of property, plant and equipment	(160)	(142)
Acquisition of subsidiaries, net of cash acquired		(410)
Proceeds from realization of investments	30	1,356
Purchase of investments and other assets	(9)	(716)
Other items – net	(3)	27

Net cash provided by (used in) investing activities	(142)	115

Financing activities:
Proceeds from exercise of options by employees	41	36
Excess tax benefit on options exercised	6	9
Proceeds from long-term loans and other long-term liabilities received	268	2
Discharge of long-term loans and other long-term liabilities	(58)	(3)
Net increase (decrease) in short-term debt	(154)	163
Dividends paid	(127)	(95)

Net cash provided by (used in) financing activities	(24)	112

Translation differences on cash balances of certain subsidiaries	(71)	48

Net increase in cash and cash equivalents	496	1,021
Balance of cash and cash equivalents at beginning of period	1,854	1,488

Balance of cash and cash equivalents at end of period	$2,350	$2,509

*	After giving retroactive effect to the adoption of Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, as further described in note 3.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 - Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, with the exception of the adoption of FASB Staff Position No. APB 14-1 as explained in note 3, as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2009 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Certain transactions:

a. Acquisition of Barr Pharmaceuticals, Inc.

On December 23, 2008, the Company completed the acquisition of Barr Pharmaceuticals, Inc. (“Barr”), a U.S.-based multinational generic pharmaceutical company with operations mainly in the United States and Europe, for approximately $4.6 billion in cash and 69 million shares. For accounting purposes, the transaction was valued at approximately $7.5 billion, based on the average value of our shares during the five trading day period commencing two trading days before the date of the merger agreement. In addition, Barr’s net debt as of the acquisition date was approximately $1.5 billion.

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed this. This allocation has not been finalized.

Restructuring provisions recorded were $323 million, mainly related to employee severance, termination of certain agreements and other exit costs, of which approximately $25 million has been paid through March 31, 2009.

Barr’s results of operations are included in the consolidated financial statements of Teva commencing January 1, 2009.

b. Lonza cooperation agreement

On January 20, 2009, Teva signed a definitive agreement with Lonza Group Ltd. to establish a joint venture to develop, manufacture and market generic equivalents of a selected portfolio of biologic pharmaceuticals. The joint venture is expected to commence activities during 2009, subject to applicable regulatory approvals.

NOTE 3 - Accounting for convertible debt instruments that may be settled in cash upon conversion:

Effective January 1, 2009, the Company adopted FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. The FSP was issued in May 2008, and requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement), in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and accretion of the resulting discount on the debt to be recognized as part of interest expense in the consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The adoption of this FSP primarily affects the accounting for the Company’s 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026.

The retroactive application of this FSP resulted in (i) an increase in the opening balance in 2009 of additional paid-in capital and a decrease in retained earnings of $175 million and $97 million, respectively, (ii) an increase in financial expenses and a decrease in income taxes for the three months ended March 31, 2008 of $9 million and $1 million, respectively, and (iii) a decrease in basic earnings per share for the three months ended March 31, 2008 of $.01.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 4 - Derivative instruments and hedging activities:

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard No.161 (“FAS 161”), Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 161 was issued in March 2008 and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments is presented in the table below:

	Asset derivatives
	March 31, 2009		December 31, 2008
	U.S. $ in millions
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments under FAS 133:
Foreign exchange contracts	Prepaid expenses and other current accounts	—	Prepaid expenses and other current accounts	13

Total		$—		$13

	Liability derivatives
	March 31, 2009		December 31, 2008
	U.S. $ in millions
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments under FAS 133:
Foreign exchange contracts	Accounts payable and accruals	3	Accounts payable and accruals	—

Total		$3		$—

	Asset derivatives
	March 31, 2009		December 31, 2008
	U.S. $ in millions
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under FAS 133:
Interest rate contracts	Prepaid expenses and other current accounts	*	Prepaid expenses and other current accounts	*
Foreign exchange contracts	Prepaid expenses and other current accounts	16	Prepaid expenses and other current accounts	52

Total		$16		$52

	Liability derivatives
	March 31, 2009		December 31, 2008
	U.S. $ in millions
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under FAS 133:
Foreign exchange contracts	Accounts payable and accruals	121	Accounts payable and accruals	126

Total		$121		$126

*	Represents an amount of less than $0.5 million.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

Derivatives on foreign exchange contracts not designated as hedging instruments under FAS 133, which hedge Teva’s balance sheet items from currency exposure, were recognized under financial expenses in the amount of a loss of $126 million and a gain of $52 million for the three months ended March 31, 2009 and March 31, 2008, respectively. Such gains or losses offset the revaluation of the balance sheet items booked also under financial expenses. The impact of derivatives designated as hedging instruments under FAS 133 on fair value hedges was not material.

NOTE 5 – Fair value measurement:

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As defined in SFAS No. 157 and clarified by FSP FAS 157-3, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally effective January 1, 2009, the company adopted the implementation of SFAS No. 157 for non-financial assets and liabilities. The adoption of SFAS No. 157-2 relating to non-financial assets and liabilities did not have a significant effect on these financial statements.

In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2009 are classified in the table below in one of the three categories described above:

	March 31, 2009 U.S. $ in millions
	Level 1		Level 2	Level 3	Total
Cash and cash equivalents:
Treasury bills	$	*	$—	$—	$	*
Money markets		343	—	—		343
Mainly cash deposits		2,007	—	—		2,007

Marketable securities**
Auction rate securities		—	—	76		76
Collateral debt obligations		12	1	*		13
Equity securities		30	—	—		30
Structures		—	35	—		35
Other		42	—	—		42
Derivatives – net***		—	(108)	—		(108)

Total		$2,434	$(72)	$76		$2,438

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

*	Represents an amount of less than $0.5 million.
**	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.
***	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

March 31, 2009 U.S. $ in millions
Carrying Value as of January 1, 2009	$98
Amount realized	(3)
Net change to fair value included in other comprehensive income	(19)

Carrying value as of March 31, 2009	$76

NOTE 6 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2009 and 2008, respectively, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures, using the if-converted method, by adding to net income attributable to Teva interest expense on these debentures, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon assumed conversion of these debentures; and (2) the exercise of options and restricted stock units granted under employee stock compensation plans, using the treasury stock method.

In computing diluted earnings per share for the three months ended March 31, 2009, no account was taken of the potential dilution of the convertible senior debentures, amounting to 16 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 7 – Inventories:

Inventories consisted of the following:

	March 31, 2009	December 31, 2008
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$890	$903
Products in process	505	559
Finished products	1,782	1,904

	3,177	3,366
Materials in transit and payments on account	34	30

	$3,211	$3,396

NOTE 8 – Revenue recognition:

Revenue is recognized when title to, and risk and reward for, a given product are transferred to the customer, with provisions for estimated chargebacks, returns, rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “sales reserves and allowances” under current liabilities. Provision for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following actual or anticipated decreases in the invoice or contract price of the related product. Where there is a historical experience to customer returns, Teva records a reserve for estimated sales returns by applying that experience to the amounts invoiced and the amount of returned products to be destroyed versus product that can be placed back in inventory for resale.

NOTE 9 – Comprehensive income (loss):

Comprehensive income (loss) is as follows:

	Three Months Ended March 31, U.S. $ in millions
	2009	2008
Net income attributed to Teva	$451	$139
Other comprehensive income (loss), net of tax:
Unrealized loss from available-for-sale securities , net of tax	(65)	(74)
Reclassification adjustment on available for sale securities, net of tax*		46
Currency translation adjustment, net of tax	(613)	591

	$(227)	$702

*	Represents mainly the unrealized loss on marketable securities valued using Level 3 inputs, which was considered other than temporary and charged to the statement of income.

The above amounts are after deducting amounts attributable to non-controlling interest, which were not material.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

NOTE 10 – Financial information by business segments

Financial reports to Teva’s chief operating decision maker evolve over time as Teva’s business develops and following major acquisitions. Historically, Teva presented two reportable segments: Pharmaceutical and API. In 2009, following the acquisition of Barr at the end of 2008, Teva commenced certain organizational changes. Following the completion of these changes, the Company intends to re-evaluate its segment reporting in light of such changes. For purposes of this interim report, Teva has reported two operating segments as in the past.

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Total
	U.S. $ in millions
Three months ended March 31, 2009:
Net sales:
To unaffiliated customers	$2,989	$158	$3,147
Intersegment	—	209	209

Total net sales	$2,989	$367	$3,356

Operating income	$437	$145	$582

Depreciation and amortization	$124	$27	$151

Three months ended March 31, 2008:
Net sales:
To unaffiliated customers	$2,419	$153	$2,572
Intersegment	—	357	357

Total net sales	$2,419	$510	$2,929

Operating income**	$93	$261	$354

Depreciation and amortization	$96	$25	$121

*	Active pharmaceutical ingredients.
**	Operating income for three months ended March 31, 2008 of the pharmaceutical segment included amounts of $382 million relating to the acquisition of research and development in process as part of the CoGenesys acquisition.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

b. The following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended March 31,
	U.S. $ in millions
	2009	2008
Total operating income:
Reportable segments	$582	$354
Amounts not allocated to segments:
Profits not yet realized	(19)	(14)
General and administration expenses	(25)	(29)
Other expenses	—	(14)
Financial expenses – net	(63)	(66)

Consolidated income before income taxes	$475	$231

NOTE 11 – Recently adopted accounting pronouncements:

In November 2008, the FASB ratified EITF issue No. 08-07, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 gives guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at the closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Teva, this statement became effective, on a prospective basis, as of the year beginning January 1, 2009. The adoption of FAS 141R did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement became effective as of the year beginning January 1, 2009. The adoption of FAS 160 did not have a material impact on the Company’s consolidated financial statements.

NOTE 12 – Recently issued accounting pronouncements:

In April 2009, the FASB issued FSP FAS 157-4, “Determining Whether a Market Is Not Active and a Transaction Is Not Distressed”. FSP FAS 157-4 provides additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements (Continued)

(Unaudited)

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 require fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial statements. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

NOTE 13 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Proceedings

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of

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approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling its gabapentin products. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are the AB-rated generic versions of AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded in June 2006. Following the expiration of the patent in April 2007, the District Court issued a trial opinion in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. On August 20, 2008, the Federal Circuit affirmed the District Court’s decision. A separate litigation against Teva with respect to the launch of omeprazole capsules has been revived, but no trial date has been scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. In May 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. Oral argument on Abbott’s appeal of the denial of the preliminary injunction was heard on May 7, 2008. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. In June 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

In June 2007, Novopharm, Teva’s Canadian subsidiary, commenced sales in Canada of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007, based on IMS sales. In June 2007, the Federal Court of Canada denied Eli Lilly’s request for an application to prohibit the Minister of Health from issuing Novopharm’s final regulatory approval. Shortly after Novopharm’s launch, Lilly filed an action for patent infringement. The trial was completed on April 3, 2009. The patent at issue expires on April 24, 2011. Were Eli Lilly ultimately to be successful in its allegation of patent infringement, Novopharm could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products.

In September 2007, Teva commenced sales of its 125 mg, 250 mg and 500 mg famciclovir tablets, which are the AB-rated generic versions of Novartis’ Famvir®. Famvir® had annual sales of approximately $200 million for the twelve months ended June 2007. In September 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. On June 9, 2008, the Federal Circuit denied Novartis’ appeal of the denial of the preliminary injunction. Trial is currently scheduled to begin on November 9, 2009. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

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In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. Oral argument on Wyeth/Altana’s appeal of the denial of the preliminary injunction was heard on June 3, 2008. The patent at issue expires on July 19, 2010. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products.

On July 11, 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. On November 3, 2008, Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint. The answers assert several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. On December 11, 2008 Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds. Those defendants are also seeking to dismiss Teva’s trade secret misappropriation claims, alleging that the Court has no jurisdiction over the trade secret claims. No trial date has been scheduled.

In August 2008, Barr commenced sales of its 4 mg, 8 mg and 12 mg galantamine immediate release (IR) tablets. galantamine IR tablets are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne®, which had annual sales of approximately $98 million for the twelve months ending September 2008, based on IMS data. Prior to launching the product, the United States District Court for the District of Delaware held that the one Orange Book method patent, which expired in December 2008, was invalid. Janssen is appealing this decision. Were Ortho-McNeil and Janssen ultimately to be successful in their allegations of patent infringement, Barr could be required to pay damages relating to the sale of its galantamine IR tablets.

In October 2008, Barr commenced sales of its 8 mg, 16 mg and 24 mg galantamine extended release (ER) capsules. Galantamine ER capsules are the AB-rated generic versions of Ortho-McNeil and Janssen’s Razadyne ER®, which had annual sales of approximately $110 million for the twelve months ending September 2008, based on IMS data. The case involved two patents – a formulation patent and a method patent. The United States District Court for the District of New Jersey dismissed the allegations with respect to the formulation patent. The method patent was held invalid in the litigation involving galantamine IR, and Janssen is appealing that decision. Were Ortho-McNeil and Janssen ultimately to be successful in their appeal of the method patent, Barr could be required to pay damages relating to the sale of its galantamine ER capsules.

Product Liability Matters

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,450 cases have been dismissed, leaving approximately 500 pending. To date, Barr and Duramed products have been identified in 482 of those cases. Additional dismissals are expected. Barr believes it has viable defenses to the allegations in the complaints and is defending the actions vigorously.

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Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. In April 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp’s appeal was heard on February 6, 2009.

In October 2005, plaintiffs Agvar Chemicals Inc., Ranbaxy Laboratories, Inc., and Ranbaxy Pharmaceuticals, Inc. filed suit against Barr in the Superior Court of New Jersey. In their complaint, plaintiffs seek to recover damages and other relief, based on an alleged breach of a contract whereby Barr was to purchase from Ranbaxy raw material for its generic Allegra product. In February 2009, Barr settled its claims with Agvar and in April it settled its claims with Ranbaxy.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site. In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying these costs, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. While it is not feasible to predict the outcome of many of these proceedings, Teva believes that they should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations or liquidity and capital resources.

Competition, Pricing and Regulatory Matters

In April 2006, Teva and Barr were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. On February 13, 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva or Barr as a defendant.

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Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers.

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”), Ivax, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). On March 7, 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement on July 3, 2008 and recently deferred final approval of the settlement to allow for the resolution of certain notice issues. Sicor is also a defendant in an action brought under the federal False Claims Act, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 17 states: Alabama, Alaska, Arizona, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to its action relating to its Medicaid program, the State of South Carolina has brought an action in the South Carolina state courts on behalf of its state health plan. Trials for certain Teva parties have been scheduled in September 2009 for the Alabama action and in January 2010 for the Texas action.

In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. The foregoing drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

The Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney” or the “Office”) and the Civil Division of the Department of Justice are pursuing an investigation of allegations that IVAX Pharmaceuticals, Inc. (“IPI”) caused Omnicare, Inc. to file false or tainted claims for Medicare and/or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to Omnicare, Inc., to induce it to recommend, prescribe or purchase IPI’s products. IPI is cooperating in the investigation. On April 10, 2008, the U.S. Attorney advised IPI’s counsel that criminal charges would not be brought against IPI at that time and that the Criminal Division of the Office was no longer investigating the Company. The Civil Divisions of the Office and the Department of Justice are, however, continuing their investigation into potential violations of the False Claims Act. IPI believes that it has meritorious defenses to the potential claims. If IPI were found liable for any such claims, a court could impose substantial fines, treble damages, penalties and/or injunctive or administrative remedies. A provision for this matter has been included in the financial statements.

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Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of Ciprofloxacin (Cipro) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the United States Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. On October 15, 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for panel rehearing and rehearing en banc was denied on December 23, 2008 and the mandate issued on December 30, 2008. The plaintiffs have filed a petition for certiorari to the United States Supreme Court. Briefing in the direct purchaser plaintiffs’ appeal in the Second Circuit is complete, and oral argument was heard on April 28, 2009. All but three of the state cases have been dismissed. Following an earlier stay of the California case, the parties began renewed briefing on summary judgment motions in March 2009. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date. Barr believes that its agreement with Bayer is a valid settlement to a patent suit and cannot form the basis of an antitrust claim.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2008, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended March 31, 2009 to Three Months Ended March 31, 2008

General

Teva’s net sales for the first quarter of 2009 reached $3,147 million, an increase of 22% over the first quarter of 2008. Net income attributable to Teva for the quarter was $451 million, an increase of 224% over the comparable quarter of 2008.

Highlights of the first quarter of 2009 included the following:

•	Consolidation of Barr’s results for the first time, which generally increased sales and other income statement line items;

•

An increase of $575 million in sales, primarily resulting from the inclusion of Barr’s results and Teva’s recording of 100% of in-market sales of Copaxone® in North America, as well as higher worldwide sales of Copaxone®, Azilect®, respiratory products and women’s health products sold by Barr;

•	The appreciation of the U.S. dollar adversely affected sales by 8% (approximately $200 million) and also affected other line items but had no impact on operating profit;

•

An increase of 7% in U.S. generic sales, attributable to the inclusion of Barr’s U.S. sales, which was partially offset by lower sales of certain products, such as alendronate, oxycodone and pantoprazole, due to the loss of exclusivity or other market changes;

•

Growth of 4% in European pharmaceutical sales, which primarily reflects the inclusion of Barr and Bentley’s European sales, increased market share in key countries, including the U.K., France, Spain, Poland and Germany, and increased Copaxone® sales, partially offset by the effect of significant declines in the value of the major European currencies relative to the U.S. dollar;

•	Record in-market sales of Copaxone® of $621 million, an increase of 15% over the comparable quarter of 2008;

•

Growth of 14% in International pharmaceutical sales over the first quarter of 2008, to $436 million in the first quarter of 2009, primarily reflecting the inclusion of Barr’s Russian and Croatian sales, which were partially offset by adverse currency effects;

•	Cash flow from operating activities amounted to $733 million as compared to $746 million in the first quarter of 2008; and

•

Charges recorded in the first quarter of 2009 of $288 million, consisting of $220 million in connection with an inventory step-up related to the Barr acquisition, $54 million in amortization of purchased intangible assets, and $14 million in restructuring and impairment charges primarily related to the integration of Barr.

Financial Data

The following table sets forth certain financial data presented as a percentage of net sales for the periods indicated and the percentage change from the first quarter of last year.

	Percentage of Net Sales Three Months Ended March 31,		Period to Period Percentage Change
	2009	2008
	%	%	%
Net sales	100.0	100.0	22
Gross profit	49.9	53.3	15
Research and development expenses	7.0	7.0	22
Selling and marketing expenses	19.2	13.6	72
General and administrative expenses	6.2	6.3	21
Acquisition of research and development in process	—	14.9	(100)
Restructuring and impairment charges	0.4	—	100
Operating income	17.1	11.5	81
Financial expenses —net	2.0	2.6	(5)
Income before income taxes	15.1	8.9	106
Net income attributable to Teva	14.3	5.4	224

Sales – General

Net sales for the three months ended March 31, 2009 reached $3,147 million, an increase of 22% over the comparable quarter of 2008. The growth in sales, which occurred across many of our businesses, regions and products, was partially offset by the weakening of several currencies against the U.S. dollar. In addition, Teva’s sales in the quarter included sales of Barr and Bentley, which were not included in the comparable quarter of 2008.

Sales By Geographical Areas

	U.S. Dollars in Millions Three Months Ended March 31,		Percent Change 2009 from 2008	% of 2009
	2009	2008
North America	1,925	1,433	34%	61%
Europe*	739	723	2%	24%
International	483	416	16%	15%

Total	3,147	2,572	22%	100%

*	All members of the European Union as well as Switzerland and Norway.

Sales By Business Segments

	U.S. Dollars in Millions Three Months Ended March 31,		Percent Change 2009 from 2008	% of 2009
	2009	2008
Pharmaceuticals	2,989	2,419	24%	95%
A.P.I. *	158	153	3%	5%

Total	3,147	2,572	22%	100%

*	Third-party sales only.

Pharmaceutical Sales

Pharmaceutical sales during the three months ended March 31, 2009 were $2,989 million, or 95% of net sales, and represented an increase of 24% over the first quarter of 2008. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars in Millions Three Months Ended March 31,		Percent Change 2009 from 2008	% of 2009
	2009	2008
North America	1,861	1,368	36%	62%
Europe*	692	667	4%	23%
International	436	384	14%	15%

Total	2,989	2,419	24%	100%

*	All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the three months ended March 31, 2009 reached $1,861 million, an increase of 36% over the comparable quarter of 2008. This increase was a result of the following factors:

•

An increase of 7% in U.S. generic sales, attributable to the inclusion of Barr’s U.S. sales, partially offset by lower sales of certain products, such as alendronate, oxycodone and pantoprazole, due to the loss of exclusivity or other market changes;

•	Sales of 23 new products that were not sold in the comparable quarter, including minocycline and sumatriptan;

•

An increase of 38% in U.S. in-market sales of Copaxone® to $430 million. Teva’s recording of 100% of North American Copaxone® sales in the quarter, following the termination of Teva’s distribution agreement with Sanofi-Aventis as of March 31, 2008, increased Teva sales by $200 million. This also increased gross profit margins and marginally reduced operating margins compared to the first quarter of 2008 because of the associated SG&A expenses;

•

An increase of 30% in U.S. sales of respiratory products over the comparable quarter in 2008, primarily due to growth in sales of ProAirTM, which continues to maintain its leading market share of 59% in the short-acting beta agonist (SABA) category; and

•	Significantly increased sales of other proprietary products, primarily due to the inclusion of Barr’s women’s health products.

Teva has continued to expand its leading market share in the U.S. among all pharmaceutical companies—both generic and brand— with total prescriptions increasing by over 27 million to reach 618 million, or 16.4% of total prescriptions, for the twelve months ended March 31, 2009. Teva’s generic prescriptions increased by over 22 million to reach 593 million, or 23.5% of total generic prescriptions.

During the first quarter of 2009, Teva launched nine new products in the U.S. Generic versions of the following branded products were sold during the first quarter in the U.S. that were not sold in the comparable quarter of 2008 (listed in order of launch date): Flolan® (epoprostenol sodium), Requip® (ropinirole HCl), Sarafem® (fluoxetine – Selfemra™), Zyrtec® (cetirizine), Wellbutrin XL® (bupropion HCl ER 300mg — Budeprion), Sonata® (zaleplon), Altace® (ramipril), Risperdal® (risperidone), Lamictal® tablets (lamotrigene), Depakote® CP (divalproex sodium DR), Vibramycin® (doxycycline FOS), Adenocard® (adenosine PFS), Cardene® (nicardipine HCl injection), Zithromax® (azithromycin FOS), Diflucan® (fluconazole FOS), Pravachol® 80mg (pravastatin), Teva label phenylephrine, Cardizem® (diltiazem injection), Hespan® (6% hetastarch in 0.9% sodium chloride), Keppra® (levetiracetam), Risperdal® (risperidone solution), Imitrex® injection and tablets (sumatriptan), Solodyn® ER (minocycline) and Topamax® (topiramate).

Below are the abbreviated new drug application (“ANDA”) approvals Teva received from the FDA during the first quarter of 2009:

Product	Form	Approval Date	Brand Name	Annual Brand Sales (in millions)
alfuzosin HCl	ER tablets	January 7*	UroXaltral®	$180
levetiracetam	tablets	January 15	Keppra®	$1,245
risperidone	oral solution	January 30	Risperdal®	$75
sumatriptan succinate	injection (vials)	February 6	Imitrex®	$27
sumatriptan succinate	injection (pre-filled syringes)	February 6	Imitrex®	$228
sumatriptan succinate	tablets	February 6	Imitrex®	$1,062
divalproex	ER tablets, 500mg	March 16*	Depakore ER®	$796
minocycline	ER tablets	March 17	Solodyn®	$356
topiramate	tablets	March 27	Topamax®	$2,443
drospirenone/ethinyl estradiol	tablets	March 30	Yaz®	$615

*	Tentatively approved.

Teva expects that its sales in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of April 27, 2009, included 197 product applications awaiting final FDA approval, including 40 tentative approvals. The branded products covered by these applications had annual U.S. sales of approximately $109 billion. Of these, approximately 134 were “Paragraph IV” applications. Teva believes it is the first to file on 84 Paragraph IV applications, whose aggregate annual sales in the U.S. exceeded $53 billion.

Europe

Teva’s pharmaceutical sales in Europe were $692 million in the first quarter of 2009, a 4% increase, reflecting an increase of 24% in local currency terms over the first quarter of 2008, which were partially offset by significant declines in the value of the major European currencies against the U.S. dollar. These quarterly sales reflect the following factors:

•	The inclusion, commencing January 1, 2009, of sales of Pliva (a Barr subsidiary), mainly in Germany and Poland;

•	The inclusion, commencing August 1, 2008, of sales from Bentley’s Spanish operations;

•

Higher sales in the U.K. (in local currency terms) due to Teva’s growing share of the retail market and the inclusion of Pliva’s U.K. sales, which were more than offset by the depreciation of British pound against the U.S. dollar; and

•	Increased Copaxone® and Azilect® sales.

Since the beginning of 2009, Teva has received 283 generic approvals in Europe relating to 81 compounds in 153 formulations. In addition, as of March 31, 2009, Teva had approximately 3,447 marketing authorization applications pending approval in 30 European countries, relating to 235 compounds in 477 formulations, including 16 applications pending with the EMEA.

International

Teva’s International group, which includes countries other than the U.S., Canada, EU member states, Norway and Switzerland, had pharmaceutical sales of $436 million in the first quarter of 2009, an increase of 14% over the first quarter of 2008. In local currencies, international sales grew by 25%, which were partially offset by negative currency effects. The inclusion of Pliva’s sales in the region (mainly Russia and Croatia) and strong sales in Latin American countries and Israel contributed to the increase in sales.

Teva’s International group generated approximately 41% of its sales in Latin America, 26% in Israel, 25% in non-EU member states in the CEE region and 8% in other countries.

Innovative and Specialty Products

Copaxone®. During the first quarter of 2009, global in-market sales of Copaxone®, Teva’s leading innovative drug, reached a record of $621 million, an increase of 15% over the comparable quarter of 2008. U.S. in-market sales increased 38% to $430 million, driven primarily by the effect of price increases in February 2008, August 2008 and January 2009, and, to a lesser extent, by unit growth. Non-U.S. in-market sales decreased by 17% to $191 million, primarily due to adverse currency fluctuations. Despite this decrease in sales, unit growth was achieved in several non-U.S. markets, including Germany, Italy, Spain, the U.K., Australia, Brazil and Turkey. In addition, the timing of sales in certain international markets also adversely affected sales outside the U.S.

U.S. sales accounted for 69% of global Copaxone® in-market sales in the first quarter of 2009, compared with 57% in the comparable quarter of 2008.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the U.S., Canada, Israel, all EU countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina. Copaxone® continued to be the leading MS therapy worldwide and in the U.S., reaching record U.S. market shares in terms of new and total prescriptions of 36.9% and 37.3%, respectively, according to March 2009 IMS data. In Canada, Copaxone® remained the leading MS therapy.

Azilect®. Azilect® (rasagiline tablets), Teva’s once-daily treatment for Parkinson’s disease and its second innovative drug, continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached a record of $55 million compared to $37 million in the first quarter of 2008, an increase of 50%, attributable primarily to unit growth in the U.S. and increased sales in Europe, mainly in the U.K., Spain and Italy. During the quarter Azilect® was launched in France and is now available in 37 countries.

Respiratory. Teva’s global respiratory business recorded sales of $185 million in the first quarter of 2009, as compared to sales of $168 million during the first quarter of 2008, an increase of 10%.

Sales in the U.S. grew 30% over the comparable quarter in the prior year, primarily due to growth in ProAir™ sales. ProAir™ continues to maintain its leading market share of 59% in the short-acting beta agonist (SABA) category as the conversion to HFA has essentially been completed. In addition, Qvar® increased its market share in the inhaled corticosteroid market in the U.S.

Women’s Health. Teva’s women’s health business, consisting of the former Duramed division of Barr, reached sales of $97 million, an increase of 39% from $70 million as reported by Barr in the comparable quarter in 2008. The increase in sales was attributable to strong sales of Plan B® and the introduction of LoSeasonique®. These sales figures represent women’s health products only and are different from the figures previously reported by Barr as its proprietary sales.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties reached $158 million this quarter, an increase of 3% over the first quarter of 2008.

Gross Profit

Gross profit margin was 49.9% in the first quarter of 2009, compared to 53.3% for the first quarter of 2008. This lower gross margin is due to the $220 million inventory step-up expense related to the Barr acquisition. Higher gross profit margins in Teva’s innovative business due to the assumption, as of April 1, 2008, of distribution activities of Copaxone® in the U.S. were offset by the adverse effect of exchange rate differences as well as a different product mix.

Research and Development (R&D) Expenses

Net R&D spending for the quarter grew by 22% over the comparable quarter of 2008 and reached $219 million, more than half of which went to generic R&D. This amount represented 7.0% of net sales, as was the case in the first quarter of 2008. Significant increases in R&D spending were also recorded in Teva’s innovative, specialty and biogeneric R&D activities.

In-process R&D write-off in the first quarter of 2008 was $382 million, attributable to the acquisition of CoGenesys.

Selling and Marketing (S&M) Expenses

S&M expenses, which represented 19.2% of net sales, amounted to $604 million in the first quarter of 2009, as compared to 13.6% of net sales and $352 million in the first quarter of 2008. The increase is primarily due to the changes in Teva’s relationship with Sanofi-Aventis, including payments to Sanofi-Aventis and the termination of reimbursement by Sanofi-Aventis for a portion of Teva’s marketing costs, as well as Teva’s assumption of the distribution of Copaxone® in the U.S. and Canada, as of April 1, 2008. The net impact on S&M from the termination of this agreement totaled $196 million in the quarter. As previously disclosed, in April 2010, Teva will stop paying Sanofi-Aventis the termination consideration of 25% of in-market North American sales. The marketing costs of women’s health products and other royalty payments, which were included for the first time this quarter following the Barr acquisition, also significantly contributed to the increase of S&M expenses.

General and Administrative (G&A) Expenses

G&A expenses were $196 million in the first quarter of 2009, essentially unchanged as a percentage of net sales (6.2%) from the first quarter of 2008. Teva was able to maintain this level of G&A expenses at the same time that it made significant progress integrating Barr’s operations.

Financial Expenses

Net financial expenses for the first quarter of 2009 were $63 million compared with expenses of $66 million during the comparable quarter of 2008. Net financial expenses in 2009 include higher interest expenses resulting from the financing of the Barr acquisition. Net financial expenses in 2008 included a write-down of $52 million in the carrying value of Teva’s portfolio of auction rate securities as a result of an other-than-temporary impairment of the fair market value of these securities, and a write off of other financial assets.

Tax Rate

The provision for taxes for the first quarter of 2009 amounted to $25 million, or 5% of pre-tax income of $475 million. The provision for taxes in the comparable quarter of 2008 was $92 million, or 40% of pre-tax income. The low tax rate in 2009 is due to the tax effect of the inventory step-up expenses and other acquisition-related charges recorded in this quarter. The high tax rate in 2008 was due to the in-process R&D charge related to the CoGenesys acquisition, which was not tax deductible.

Net Income and Share Count

Net income attributable to Teva for the quarter ended March 31, 2009 totaled $451 million, compared to net income attributable to Teva of $139 million in the first quarter of 2008. Diluted earnings per share reached $0.51 for the first quarter of 2009, compared to $0.18 for the first quarter of 2008. Net income attributable to Teva as a percentage of sales was 14.3% in the first quarter of 2009, compared to 5.4% in the comparable quarter of 2008. The increase in net income margin is attributable to the significant in process R&D charge in the first quarter of 2008.

For the first quarter of 2009, the share count for the diluted earnings per share calculation was 894 million, as compared to 817 million for the first quarter of 2008. For purposes of calculating Teva’s market capitalization at March 31, 2009, Teva uses approximately 858 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus exchangeable shares issuable in connection with the acquisition of Novopharm Ltd.

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period. The data is presented after excluding the following items, a presentation which we believe facilitates an understanding of the trends underlying our business:

In the three months ended March 31, 2009:

•	$220 million charge of inventory step-up related to the Barr acquisition;

•	$54 million charge related to amortization of purchased intangible assets; and

•	$14 million of restructuring and impairment charges;

all net of a tax effect of $105 million.

In the three months ended March 31, 2008:

•	$382 million charge related to a write-off of in-process R&D in connection with the CoGenesys acquisition;

•	$52 million charge in connection with an impairment in fair value of auction rate securities; and

•	$48 million charge related to amortization of purchased intangible assets;

all net of a tax effect of $13 million.

The data so presented—after these exclusions—are the results used by management and our Board of Directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed “work plans” for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all-inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental Non-GAAP Income Data

	Three Months Ended March 31,		Percentage of Net Sales Three Months Ended March 31,		Percentage Change Comparison
	2009	2008	2009	2008	2009-2008
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	3,147	2,572	100.0	100.0	22
Gross profit	1,837	1,413	58.4	54.9	30
Operating profit	826	727	26.2	28.3	14
Income before income taxes	763	713	24.2	27.7	7
Provision for income taxes	130	105	4.1	4.1	24
Net income attributable to Teva	634	608	20.1	23.6	4
Diluted earnings per share	0.71	0.74			(4)
Weighted average number of shares	910	836

Reconciliation between Reported Net Income Attributable to Teva and Earnings per Share to Non-GAAP Net Income Attributable to Teva and Earnings per Share

	Three Months Ended March 31,
	2009	2008
	U.S. dollars in millions (except per share amounts)
Reported net income attributable to Teva	451	139
Acquisition of research and development in-process	—	382
Inventory step-up charges	220	—
Impairment of financial assets	—	52
Restructuring and impairment charges	14	—
Amortization of purchased intangible assets	54	48
Related tax effect	(105)	(13)
Non-GAAP net income attributable to Teva	634	608
Diluted earnings per share:
Reported ($)	0.51	0.18
Non-GAAP ($)	0.71	0.74

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to the Consolidated Financial Statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008 for a summary of all significant accounting policies.

Recently Adopted Accounting Pronouncements

In November 2008, the FASB ratified EITF issue No. 08-07, “Accounting for Defensive Intangible Assets” (EITF 08-7). EITF 08-7 gives guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with SFAS No. 141R and SFAS No. 157, including the estimated useful life that should be assigned to such assets. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at the closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Teva, this statement became effective, on a prospective basis, as of the year beginning January 1, 2009. The adoption of FAS 141R did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement became effective as of the year beginning January 1, 2009. The adoption of FAS 160 did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In April 2009, the FASB issued FSP FAS 157-4, “Determining Whether a Market Is Not Active and a Transaction Is Not Distressed”. FSP FAS 157-4 provides additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 require fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial statements. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the euro, New Israeli shekel (NIS), Canadian dollar, British pound sterling, Russian ruble and Hungarian forint – affect Teva’s results. During the first quarter of 2009, the euro depreciated by 15% against the U.S. dollar relative to the comparable quarter last year (average compared with average). In addition, the forint depreciated by approximately 30%, the pound by 38%, the NIS by 12%, the Canadian dollar by 24% and the ruble by 40% between the first quarter of 2008 and the first quarter of 2009.

Exchange rate movements adversely affected Teva’s sales by approximately 8% ($200 million) during the first quarter of 2009 as compared to the first quarter of 2008, with a neutral effect on operating income, due to an offsetting decrease in expenses caused by the U.S. dollar’s appreciation.

Liquidity and Capital Resources

Total assets decreased by $677 million from December 31, 2008, to $32.2 billion at March 31, 2009. Working capital (current assets less current liabilities) was $2.6 billion at the end of the first quarter of 2009, a decrease of $375 million, or approximately 13%, from December 31, 2008, mainly due to the decline of most of the major currencies relative to the U.S. dollar. Inventory value decreased during the quarter by $185 million, primarily reflecting the effect of the strengthening of the U.S. dollar, which reduced the value of non-U.S. dollar denominated inventories, and the inventory step-up related to the Barr acquisition. These effects were partially offset by an increase in inventory undertaken to improve Teva’s ability to meet customer requirements. The ratio of days sales in inventory at March 31, 2009 decreased to 191 compared to 206 at December 31, 2008.

Trade receivables decreased by $519 million during the quarter, mainly due to the devaluation of non-U.S. dollar currencies relative to the U.S. dollar. Days sales outstanding (receivables), net of sales reserves and allowances (“SR&A”), remained the same as in December 2008, 51 days. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability, Teva has used a net figure for the calculation in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves.

SR&A decreased during the first quarter of 2009 from $2.7 billion on December 31, 2008 to $2.6 billion at March 31, 2009 primarily due to a decline in wholesaler sales as a proportion of total sales for the quarter, as well as payment of certain reserves related to price protection, primarily related to lamotrigine and risperidone.

Investment in property, plant and equipment in the first quarter of 2009 was $160 million, compared to $142 million in the comparable quarter last year and $681 million for all of 2008. Depreciation amounted to $103 million in the first quarter of 2009, as compared to $75 million in the comparable quarter of 2008.

Shareholders’ equity was $16.1 billion at March 31, 2009, a decrease of $299 million from December 31, 2008, reflecting the significant effect of adverse currency translation differences (approximately $600 million) on subsidiaries whose functional currencies are other than the U.S. dollar and dividend payments, which were partially offset by net income for the quarter and other equity movements.

Cash flow generated from operating activities during the first quarter of 2009 was $733 million compared to $746 million in the first quarter of 2008.

Teva’s principal sources of short-term liquidity are its existing cash investments and liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.

Risk Factors

Except as set forth below, there have been no material changes to the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies,” Note 13 to the consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: May 7, 2009

	By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer